# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lifezone Metals Ltd, CIK 0001958217
CUSIP: G5568L109
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 2nd Floor, St George's Court, Upper Church Street, Douglas, Isle Of Man (Y8), IM1 1EE
Date of event which requires filing of this statement: 11/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001787258

## Reporting persons
- Cinctive Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,517,701; sole dispositive power 0; shared dispositive power 9,517,701; aggregate amount beneficially owned 9,517,701 (11% of the class)
  Comment: See disclosure in Item 4
- Cinctive GP LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,517,701; sole dispositive power 0; shared dispositive power 9,517,701; aggregate amount beneficially owned 9,517,701 (11% of the class)
  Comment: See disclosure in Item 4
- Richard H. Schimel: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 9,517,701; sole dispositive power 0; shared dispositive power 9,517,701; aggregate amount beneficially owned 9,517,701 (11% of the class)
  Comment: See disclosure in Item 4
- Lawrence J. Sapanski: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 9,517,701; sole dispositive power 0; shared dispositive power 9,517,701; aggregate amount beneficially owned 9,517,701 (11% of the class)
  Comment: See disclosure in Item 4

## Item 1. Issuer
Name of issuer: Lifezone Metals Ltd
Address of issuer's principal executive offices: 2nd Floor, St George's Court, Upper Church Street, Douglas, Isle of Man, IM1 1EE

## Item 2. Person Filing
Name of person filing: This Statement is filed on behalf of each of (i) Cinctive Capital Management LP, (ii) Cinctive GP LLC, the general partner of Cinctive Capital Management LP, and (iii) Richard H. Schimel and Lawrence J. Sapanski, the co-founders and co-Chief Investment Officers of Cinctive Capital Management LP and managing members of Cinctive GP LLC (collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The address of each Reporting Person is 50 Hudson Yards, 67th Floor, New York, NY 10001.
Citizenship: Cinctive Capital Management LP is a Delaware limited partnership. Cinctive GP LLC is a Delaware limited liability company. Richard H. Schimel and Lawrence J. Sapanski are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of November 30, 2025, each of the Reporting Persons may be deemed the beneficial owner of 9,517,701 Ordinary Shares, which amount consists of 6,761,819 Ordinary Shares and 2,755,882 Ordinary Shares that the Reporting Persons have the right to acquire upon exercise of Warrants.
Percent of class: As of November 30, 2025, each of the Reporting Persons may be deemed the beneficial owner of approximately 11% of the Ordinary Shares outstanding. This percentage is based on (i) 83,784,302 Ordinary Shares that were expected to be outstanding on or about November 12, 2025, following the Issuer's underwritten public offering of Ordinary Shares, as reported in the Issuer's prospectus supplement on Form 424B5 filed with the Securities and Exchange Commission on November 10, 2025, and (ii) 2,755,882 Ordinary Shares issuable to the Reporting Persons upon exercise of Warrants, which Ordinary Shares have been added to the total Ordinary Shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 9,517,701
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 9,517,701

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See disclosure in Items 2 and 4 hereof. Cinctive Global Master Fund, Ltd has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the Ordinary Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cinctive Capital Management LP: /s/ Richard H. Schimel, Richard H. Schimel, Managing Member of Cinctive GP LLC, its General Partner (12/05/2025)
- Cinctive GP LLC: /s/ Richard H. Schimel, Richard H. Schimel, Managing Member (12/05/2025)
- Richard H. Schimel: /s/ Richard H. Schimel, Richard H. Schimel (12/05/2025)
- Lawrence J. Sapanski: /s/ Lawrence J. Sapanski, Lawrence J. Sapanski (12/05/2025)